Exhibit 99.1

HYDRO ONE LIMITED ANNOUNCES $425 MILLION NOTES OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, SEPTEMBER 24, 2020 – Hydro One Limited (TSX: H) (“Hydro One” or the “Company”) announced today that it has priced a public offering of $425.0 million principal amount of 1.41% notes due October 15, 2027 (the “Notes”). The net proceeds from the issuance of the Notes will be approximately $423.3 million. Hydro One intends to use the net proceeds of this offering to fund the previously announced redemption on November 20, 2020 of all of its outstanding Series 1 Preferred Shares and for general corporate purposes. The holders of Series 1 Preferred Shares currently receive fixed cumulative preferential dividends at an annual dividend rate of 4.25%. The offering of the Notes is expected to close on October 15, 2020. This debt offering of the Company is expected to optimize the Company’s capital structure and lower its funding costs.

The Notes are being offered on a best efforts basis in each of the provinces and territories of Canada through a syndicate of agents.

The Company will be filing a prospectus supplement to the short form base shelf prospectus of the Company dated August 20, 2020 (collectively, the “Prospectus”) in each of the provinces and territories of Canada. The offering of Notes is only being made by Prospectus. The Prospectus contains important detailed information about the Notes being offered. Copies of the Prospectus may be obtained over the Internet under Hydro One Limited’s profile at the Canadian Securities Administrators’ website at www.sedar.com. Investors should read the Prospectus before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the Prospectus.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited. Securities of Hydro One Limited, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The Canadian offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about Hydro One’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward-looking information” within the meaning of applicable securities laws. The forward looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of the net proceeds of the offering, the expected optimization of its capital structure and lowered funding costs, statements that Hydro One will redeem the Series 1 Preferred Shares and the timing for the redemption of such Series 1 Preferred Shares. The Company cautions that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause the Company’s current objectives, strategies and intentions to change, and many of these factors are beyond the Company’s control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One Limited does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors	Media
Omar Javed Vice President, Investor Relations investor.relations@hydroone.com 416-345-5943	Jay Armitage Vice President, Communications and Marketing media.relations@hydroone.com 416-345-6868